SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _______ No ___X____

Curitiba, Brazil, August 10, 2011 – Companhia Paranaense de Energia - COPEL (BM&FBOVESPA: CPLE3, CPLE5, CPLE6 / NYSE: ELP / LATIBEX: XCOP), a company that generates, transmits, distributes and sells power to the State of Paraná, announces its results for the first half of 2011 (1H11).

COPEL’s consolidated balance sheet presents, in addition to the figures of its wholly owned subsidiaries (COPEL Geração e Transmissão, COPEL Distribuição and COPEL Telecomunicações), those of Compagas, Elejor, UEG Araucária, Centrais Eólicas do Paraná and Dominó Holdings, the latter jointly controlled with other shareholders. The consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with the accounting practices adopted in Brazil.

  Net Operating Revenue (NOR): R$ 3,669 million.

  Operating Income: R$ 964 million.

  Net Income: R$ 642 million.

  EBITDA (Earnings Before Interest, Taxes, Depreciation And Amortization): R$ 1,052 million.

  Return on Shareholder’s Equity: 5.7% in the period.

  Growth in Power distribution: 4.0% (captive market).

The Company’s shares and main indexes presented the following variations in the period:

Ticker	Price	Var. %	Index	Points	Var. %
	06/30/2011	year		06/30/2011	year
CPLE3 (common/ BM&FBovespa)	R$ 38,00	0,0	IBOVESPA	62.404	(10,0)
CPLE6 (preferred B/ BM&FBovespa)	R$ 41,50	0,0
ELP (ADS/ Nyse)	US$ 27,16	7,9	DOW JONES	12.414	7,2
XCOP (preferred B/ Latibex)	€ 18,25	(2,1)	LATIBEX	3.301	(12,8)

1H11 Earnings Results

SUMMARY
1. General Information	3
1.1 Audit Committee	3
2. Income Statement	3
2.1 Net Operating Revenues	3
2.2 Operating Costs and Expenses	5
2.3 EBITDA	7
2.4 Equity in Investees	7
2.5 Interest Income	7
2.6 Net Income	7
3. Balance Sheet and Investment Program	8
3.1 Assets	8
3.2 Liabilities and Shareholders’ Equity	9
3.3 CAPEX – Capital Expenditures	12
4. Shareholding Structure	12
5. Consolidated Financial Statements	13
5.1 Assets	13
5.2 Liabilities	14
5.3 Income Statement	15
5.4 Cash Flow	16
6. Financial Statements – Wholly-Owned Subsidiaries	17
6.1 Assets	17
6.2 Liabilities	18
6.3 Income Statement	19
7. Power Market	20
7.1 Captive Market	20
7.2 COPEL Distribuição’s Grid Market – TUSD	21
7.3 Energy Flow	21
8. Supplementary Information	23
8.1 Tariffs	23
8.3 Conference Call for 2Q11 Results	25

www.copel.com/ri	ri@copel.com

1H11 Earnings Results

1. General Information

1.1 Audit Committee

     The contents of COPEL’s financial statements are monitored by the Company’s Board of Directors through the Audit Committee. To ensure the accuracy of these statements, the Audit Committee directly receives any reports or concerns about them.

2. Income Statement

2.1 Net Operating Revenues

     In 1H11, “net operating revenues” reached R$ 3,668.5 million, up 12.4% on the R$ 3,264.9 million in 1H10. The most important variations were:

(i) the 4.7% increase in revenues from “electricity sales to final customers”, which reflects only actual sales revenues, not including revenues from the use of the distribution system (TUSD), due basically to: (a) the 4.0% upturn in the captive market consumption, particularly the commercial and residential customers, with 6.8% and 4.7% increases, respectively; (b) the extinction of the tariff discount policy for customers that used to pay their bills on time; and (c) the rate increase passed on as of June 24, 2010, in accordance with Aneel Resolution 1,015/10;

(ii) the 5.1% increase in revenues from “electricity sales to distributors”, due to increased prices under power purchase agreements in the regulated market (CCEAR), partially offset by the lower revenue from short-term electricity market (CCEE);

(iii) the “use of the main transmission grid” item comprises revenues from the use of the distribution system (TUSD), from the use of the basic transmission network, from the use of the connection network, from O&M revenue and from interest gains has recorded a 27.7% increase, mostly on account of: (i) the increase of 3.7% in the grid market, (ii) the end of the tariff discount policy, and (iii) the tariff adjustment as of June 24, 2010;

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1H11 Earnings Results

(iv) the account “construction revenue,” was up by 1.3% due to the booking of investments related to infrastructure construction and improvement services used in the provision of electricity distribution and transmission;

(v) the 23.9% increase in “telecommunications revenues,” due to new customers and higher volume of services to existing customers;

(vi) the 5.6% increase in “distribution of piped gas” (supplied by Compagas), basically due to the increase in gas sales, particularly to the industrial segment; and

(vii) the 24.3% increase in "other operating revenues", primarily due to higher revenue from the lease of the Araucária thermal power plant, in accordance with the terms of the tenancy agreement signed with Petrobras.

							R$'000
Income Statement	2Q11	1Q11	2Q10	Var%	1H11	1H10	Var%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity sales to final customers	583.534	571.175	548.856	6,3	1.154.709	1.102.519	4,7
Electricity sales to distributors	318.001	361.254	307.780	3,3	679.255	646.213	5,1
Use of main transmission grid	662.336	659.793	530.591	24,8	1.322.129	1.035.549	27,7
Construction revenue	155.889	120.566	129.603	20,3	276.455	272.920	1,3
Telecommunications revenues	28.776	28.239	23.272	23,7	57.015	46.018	23,9
Distribution of piped gas	67.189	56.954	61.500	9,3	124.143	117.548	5,6
Other operating revenues	26.583	28.249	22.039	20,6	54.832	44.100	24,3
Net operating revenues	1.842.308	1.826.230	1.623.641	13,52	3.668.538	3.264.867	12,4

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1H11 Earnings Results

2.2 Operating Costs and Expenses

From January to June 2011, operating costs and expenses totaled R$ 2,886.6 million, an 8.8% increase over the R$ 2,652.3 million recorded from January to June 2010. The main variations were:

(i)

the 11.3% increase in “electricity purchased for resale” on account of the higher costs of energy from auctions (CCEAR), which were partially offset by the reduction in the costs from purchase of energy from Itaipu and from the Electric Power Commercialization Chamber (CCEE);

							R$'000
Electricity Purchased for Resale	2Q11	1Q11	2Q10	Var. %	1H11	1H10	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Itaipu	104.070	110.116	121.041	(14,0)	214.186	243.509	(12,0)
CCEAR (Auction)	393.036	376.676	315.258	24,7	769.712	632.335	21,7
CCEE	(691)	17.312	22.465	-	16.621	28.812	(42,3)
Itiquira	25.955	36.803	29.004	(10,5)	62.758	58.228	7,8
Dona Francisca	15.110	15.905	14.972	0,9	31.015	29.786	4,1
Proinfa	25.836	25.661	24.751	4,4	51.497	53.024	(2,9)
(-) Pis/Pasep and Cofins	(55.791)	(37.652)	(48.192)	15,8	(93.443)	(100.316)	(6,9)
TOTAL	507.525	544.821	479.299	5,9	1.052.346	945.378	11,3

(ii)

the 6.7% increase in “charges for the use of the main transmission grid,” primarily due to the start-up of new assets and higher System Service Charges (ESS), as defined by Aneel. System Service Charges are collected to cover the costs of such system services as those resulting from the dispatched generation regardless of priority, among others;

(iii)

in 1H11, “personnel and management” expenses totaled R$ 421.9 million, up 12.9% on 1H10, driven by wage increase of 6.5% applied as from October 2010, the provisions for rescission costs from the Voluntary Dismissal Programs (R$ 21.8 million), complementary appropriation of profit sharing (R$ 5.1 million), and also the adjustments to the structure of positions and wages as of June 1, 2011;

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1H11 Earnings Results

(iv)

the balance of “pension and healthcare plans” item reflects the accrual of liabilities pursuant to the 2011 actuarial report on the Healthcare Plan, calculated according to the criteria set by CVM Ruling no. 600/2009, such as the monthly installments of each plan have also been recorded;

(v)	“materials and supplies” decreased by 0.7%, mainly reflecting lowest purchases of materials for the power system;

(vi)	“raw material and supplies for energy production” include expenses with the acquisition of mineral coal for the Figueira thermoelectric power plant;

(vii)	“natural gas and supplies for the gas business” increased by 12.7% and reflects the increased prices of natural gas acquired by Compagas to supply third-parties;

(viii)

the 15.4% increase in “third-party services”, largely due to adjustments of contracts to inflation and the higher expenses incurred with services that are necessary for the Company's expansion (telephony, data processing and transmission, travel expenses and other services);

(ix)

the 28.7% reduction in “provisions and reversals” was mainly caused by a reversal of the provision for tax and access easement contingencies, as well as the accrual of smaller amounts of labor provision, partially offset by the recording of provisions for tax credit losses and civil and administrative disputes;

(x)	“construction cost” increased by 1.0%, reflecting the investments made in the energy transmission and distribution business during 1H11; and

(xi)

increase of the line “other operating costs and expenses” was mainly due to higher recognition of losses in the deactivation and sale of assets, mainly as a result of the transfer of transmission lines of the subsidiary Elejor to COPEL Distribuição, as determined by Aneel.

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1H11 Earnings Results

						R$ '000
Operating Costs and Expenses	2Q11	1Q11	2Q10	1H11	1H10	Var.%
	(1)	(2)	(3)	(4)	(5)	(4/5)
Electricity purchased for resale	507.525	544.821	479.299	1.052.346	945.378	11,3
Charges for the use of main transmission grid	148.222	154.184	141.286	302.406	283.397	6,7
Personnel and management	236.600	185.269	198.185	421.869	373.768	12,9
Pension and healthcare plans	32.251	31.452	25.637	63.703	51.703	23,2
Material and supplies	18.643	20.864	22.399	39.507	39.789	(0,7)
Raw material and supplies for electricity generation	6.735	6.633	5.323	13.368	10.882	22,8
Natural gas and supplies for the gas business	43.583	34.499	35.155	78.082	69.306	12,7
Third-party services	95.143	83.836	80.845	178.979	155.098	15,4
Depreciation and amortization	135.887	133.998	135.091	269.885	274.849	(1,8)
Provisions and reversals	48.534	(2.234)	42.246	46.300	64.936	(28,7)
Construction cost	155.488	120.082	129.585	275.570	272.892	1,0
Other operating costs and expenses	84.916	59.649	58.146	144.565	110.271	31,1
TOTAL	1.513.527	1.373.053	1.353.197	2.886.580	2.652.269	8,8

2.3 EBITDA

     In 1H11, EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) totaled R$ 1,051.8 million, an increase of 18.5% on the R$ 887.4 million recorded in 1H10.

2.4 Equity in Investees

     Equity in investees and subsidiaries reflects the gains and losses on the investments in COPEL's investees and subsidiaries. In 1H11, this item comprised R$ 22.9 million from Sanepar, R$ 5.3 million from Foz do Chopim Energética, R$ 3.8 million from Dona Francisca Energética, and R$ 2.9 million from Sercomtel Telecom.

2.5 Interest Income

     Interest income increased by 3.0% totaling R$ 308.5 million. The increase was the result of higher investment yields, partially offset by the lowest monetary variation on the onlending of CRC and on financial assets from concessions.

     Financial expenses in the period reached R$ 161.3 million, 38.0% higher year-on-year. This increase was mainly due to the consolidation of amounts payable related to the Tax Recovery Program in the amount of R$ 14.2 milhões, the monetary variation on the use of public assets at the Elejor complex, and the increase of debt charges.

2.6 Net Income

     COPEL recorded net income of R$ 642.3 million in 1H11, 12.5% higher than the amount registered in the 1H10.

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1H11 Earnings Results

3. Balance Sheet and Investment Program

3.1 Assets

     On June 30, 2011, COPEL’s total assets amounted to R$ 18,602.0 million, up 4.2% on the figure recorded on December 31, 2010.

3.1.1 Cash, Cash Equivalents and Financial Investments

     In 1H11, COPEL’s cash, cash equivalents and short-term financial investments totaled R$ 2,209.9 million and were mostly invested in Bank Deposit Certificates (CDBs). The investments earned an average yield of 100% of the Interbank Deposit Certificate (CDI) variation in the period.

3.1.2 CRC Transferred to the State of Paraná

     Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$ 1,197.4 million, in 244 monthly installments recalculated by the price amortization system, updated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities. The current CRC balance is R$ 1,350.0 million.

     The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum.

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1H11 Earnings Results

3.1.3 Accounts Receivable from Concession

     Based on the characteristics established in the electricity distribution and transmission concession contracts, the management understands that the conditions for the adoption of the Technical Interpretation ICPC-01 – Concession Contracts are met. The ICPC-01 sets forth guidelines on the recognition of public service concessions.

3.1.4 Fixed Assets

     The Company adopted the deemed cost method to determine the fair value of the fixed assets of the generation and telecommunications activities. These fixed assets are depreciated according to the straight-line method based on the annual rates established by Aneel, which are practiced and accepted by the market as adequate, limited to the term of concession, when applicable. The estimate useful life, the residual values and the depreciation are reviewed at the end of the balance sheet date and the effect of any changes in the estimates is prospectively recognized.

3.1.5 Intangible Assets

     Intangible assets represent the exploration rights of the construction and electricity supply services, which will be recovered by billing customers.

3.2 Liabilities and Shareholders’ Equity

     COPEL’s consolidated debt (including debentures) was R$ 2,166.4 million, as of June 30, 2011, representing a debt/equity ratio of 18.2%.

     The shareholders’ equity attributed to minority shareholders of COPEL in June 2011, was R$ 11,884.4 million, 5.2% higher than in December 31, 2010 and equivalent to R$ 43.43 per share (book value).

3.2.1 Debt Profile

     The breakdown of the balance of loans, financing and debentures is shown in the table below:

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1H11 Earnings Results

				R$'000
		Short-term	Long-term	Total
Foreign	National Treasury	4.919	45.939	50.858
Currency	Eletrobras	5	11	16
	Total	4.924	45.950	50.874
	Eletrobras - COPEL	44.881	236.410	281.291
	BNDES - Compagas	3.188	-	3.188
Domestic	Debentures - COPEL	623.104	-	623.104
Currency	BNDES/Banco do Brasil S/A - Mauá	6.357	156.792	163.149
	Banco do Brasil S/A and other	22.140	1.022.615	1.044.755
	Total	699.670	1.415.817	2.115.487
TOTAL		704.594	1.461.767	2.166.361

     The loan, financing and debentures maturities are presented below:

							R$'000
	Short-Term	Long-Term
		2012	2013	2014	2015	2016	After 2016
Loans and Financing	81.490	36.244	197.667	526.066	343.811	49.896	308.083
Domestic Currency	76.566	35.197	195.572	525.015	343.811	49.896	266.326
Foreign Currency	4.924	1.047	2.095	1.051	-	-	41.757
Debentures	623.104	-	-	-	-	-	-
TOTAL	704.594	36.244	197.667	526.066	343.811	49.896	308.083

     COPEL’s consolidated net debt (loans, financing and debentures minus cash) declined significantly in recent years, as shown in the following chart:

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1H11 Earnings Results

3.2.2 Aneel Concession – Use of Public Asset

     It refers to the concession charges for the Use of Public Asset (UBP) incurred since the operational start-up of the project until the final date of concession.

				R$ thousand
	Elejor	Mauá	Colíder	Total
Current liabilities	40.984	391	-	41.375
Noncurrent liabilities	334.464	11.461	12.549	358.474

3.2.3 Provisions for Disputes

     The Company is involved in a series of lawsuits in different courts and instances. The Company’s management, based on its legal advisors’ opinion, maintains provisions for contingencies for those cases assessed as probable losses.

The balance of provisions for contingencies is as follows:

				R$ '000
Consolidated	Jun/11	Dec/11	Jun/10	Var.%
	(1)	(2)	(3)	(1/2)
Tax	301.038	321.479	91.248	(6,4)
Labor suits	140.049	146.348	144.267	(4,3)
Employees and Benefits	54.479	53.245	40.394	2,3
Civil	328.289	306.417	280.652	7,1
Suppliers	87.811	86.101	86.147	2,0
Civil and administrative claims	82.787	73.237	47.219	13,0
Easements	5.521	9.065	9.862	(39,1)
Condemnations and property	146.184	132.709	131.934	10,2
Customers	5.986	5.305	5.490	12,8
Environmental claims	42	42	10	-
Regulatory	38.885	38.847	37.003	0,1
TOTAL	862.782	866.378	593.574	(0,4)

     The lawsuits classified as representing probable losses, estimated by the Company and its subsidiaries at the end of June 2011, totaled R$ 862.8 million, and were classified as follows: tax –R$ 301.0 million, labor – R$ 140.1 million; employee benefits – R$ 54.5 million; civil – R$ 328.3 million; and regulatory – R$ 38.9 million.

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1H11 Earnings Results

3.3 CAPEX – Capital Expenditures

     COPEL’s investments from January to June 2011 and investments forecast for 2011, are presented below:

		R$ million
	Carried out	Scheduled
	1Q11	2011

Generation and Transmission	351,5	1.024,8
UHE Mauá	110,0	164,4
UHE Colider	138,5	492,4
PCH Cavernoso II	13,0	78,5
Other	90,0	289,5
Distribution	304,8	933,3
Telecommunications	34,8	102,4
TOTAL	691,1	2.060,5

4. Shareholding Structure

     On June 30, 2011, paid-in capital totaled R$ 6,910.0 million, composed of the following shares (with no par value) and shareholders:

							Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%

State of Paraná	85.029	58,6	-	-	13	-	85.042	31,1
BNDESPAR	38.299	26,4	-	-	27.282	21,3	65.581	24,0
Eletrobras	1.531	1,1	-	-	-	-	1.531	0,6
Free Floating	19.620	13,5	130	33,4	100.903	78,7	120.653	44,1
BM&FBOVESPA	19.485	13,4	130	33,4	57.795	45,1	77.410	28,3
NYSE	135	0,1	-	-	42.969	33,6	43.104	15,8
LATIBEX	-	-	-	-	139	0,1	139	0,1
Other	552	0,4	259	66,6	37	-	848	0,2
TOTAL	145.031	100,0	389	100,0	128.235	100,0	273.655	100,0

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1H11 Earnings Results

5. Consolidated Financial Statements

5.1 Assets

					R$'000
Assets	Jun/11	Dec/10	Jun/10	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	4.257.507	4.157.790	3.339.878	2,4	27,5
Cash and cash equivalents	1.676.318	1.794.416	1.180.083	(6,6)	42,1
Financial investments	533.588	598.173	418.035	(10,8)	27,6
Customers	1.414.535	1.162.627	1.113.049	21,7	27,1
Dividends receivable	7.859	5.851	3.712	34,3	111,7
CRC transferred to the State of Paraná	61.649	58.816	52.595	4,8	17,2
Receivables tied to the concession	66.563	54.700	53.043	21,7	25,5
Other receivables	185.253	161.069	148.124	15,0	25,1
Inventories	133.438	121.424	113.789	9,9	17,3
Income tax and social contribution	130.489	158.213	212.938	(17,5)	(38,7)
Other current taxes recoverable	36.611	37.536	33.426	(2,5)	9,5
Prepaid expenses	11.204	4.965	11.084	125,7	1,1
NONCURRENT	14.344.473	13.701.642	13.305.869	4,7	7,8
Long-Term Assets	5.246.287	4.805.293	4.422.502	9,2	18,6
Financial investments	27.612	33.431	70.798	(17,4)	(61,0)
Customers	43.816	43.729	49.826	0,2	(12,1)
CRC transferred to the State of Paraná	1.288.387	1.282.377	1.243.643	0,5	3,6
Judicial deposits	399.405	400.699	388.339	(0,3)	2,8
Receivables tied to the concession	2.746.862	2.423.345	2.161.288	13,4	27,1
Other receivables	16.287	15.224	19.544	7,0	(16,7)
Income tax and social contribution	13.061	12.341	-	5,8	-
Other current taxes recoverable	77.481	84.862	86.872	(8,7)	(10,8)
Income tax and social contribution paid in advance	633.376	507.710	402.192	24,8	57,5
Loans with related parties		- 1.575	-	-	-
Investments	501.714	483.450	448.362	3,8	11,9
Property, plant and equipment	6.856.267	6.663.945	6.641.504	2,9	3,2
Intangible assets	1.740.205	1.748.954	1.793.501	(0,5)	(3,0)
TOTAL	18.601.980	17.859.432	16.645.747	4,2	11,8

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1H11 Earnings Results

5.2 Liabilities

					R$'000
Liabilities	Jun/11	Dec/10	Jun/10	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	2.481.891	2.536.801	1.494.546	(2,2)	66,1
Accrued payroll costs	196.634	175.584	154.718	12,0	27,1
Suppliers	638.825	612.568	545.305	4,3	17,2
Income tax and social contribution	190.164	153.249	134.327	24,1	41,6
Other taxes payable	315.647	378.871	241.230	(16,7)	30,8
Loans, financing and debentures	704.594	704.252	107.145	-	-
Dividends payable	65.235	163.634	7.665	(60,1)	-
Post-employment benefits	24.621	24.255	23.807	1,5	3,4
Regulatory charges	80.474	56.105	49.978	43,4	61,0
Research and development and energy efficiency	145.919	155.991	114.633	(6,5)	27,3
Payables tied to the concession - use of public property	41.375	40.984	38.028	1,0	8,8
Other payables	78.403	71.308	77.710	9,9	0,9
NON-CURRENT	4.235.722	4.026.805	4.002.981	5,2	5,8
Suppliers	127.488	144.936	160.477	(12,0)	(20,6)
Taxes payable	388	32.252	136.547	(98,8)	(99,7)
Deferred income tax and social contribution	901.688	887.218	891.078	1,6	1,2
Loans, financing and debentures	1.461.767	1.280.982	1.429.980	14,1	2,2
Post-employment benefits	403.691	384.208	357.370	5,1	13,0
Research and development and energy efficiency	119.428	90.732	114.343	31,6	4,4
Payables tied to the concession - use of public property	358.474	340.099	316.569	5,4	13,2
Other accounts payable	16	-	3.043	-	(99,5)
Reserve for litigation	862.782	866.378	593.574	(0,4)	45,4
SHAREHOLDERS' EQUITY	11.884.367	11.295.826	11.148.220	5,2	6,6
Attributed to controlling shareholders	11.637.035	11.030.123	10.854.621	5,5	7,2
Stock capital	6.910.000	6.910.000	6.910.000	-	-
Valuation adjustments	1.515.290	1.559.516	1.608.859	(2,8)	(5,8)
Legal reserves	478.302	478.302	428.912	-	11,5
Profit reserves	2.056.526	2.056.526	1.296.452	-	58,6
Proposed additional dividends	-	25.779	-	-	-
Accrued earnings	676.917	-	610.398	-	10,9
Attributed to minority shareholders	247.332	265.703	293.599	(6,9)	(15,8)
TOTAL	18.601.980	17.859.432	16.645.747	4,2	11,8

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1H11 Earnings Results

5.3 Income Statement

							R$'000
Income Statement	2Q11	1Q11	2Q10	Var.%	1H11	1H10	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	1.842.308	1.826.230	1.623.641	13,5	3.668.538	3.264.867	12,4
Electricity sales to final customers	583.534	571.175	548.856	6,3	1.154.709	1.102.519	4,7
Electricity sales to distributors	318.001	361.254	307.780	3,3	679.255	646.213	5,1
Use of main transmission grid	662.336	659.793	530.591	24,8	1.322.129	1.035.549	27,7
Construction revenue	155.889	120.566	129.603	20,3	276.455	272.920	1,3
Telecommunications revenues	28.776	28.239	23.272	23,7	57.015	46.018	23,9
Distribution of piped gas	67.189	56.954	61.500	9,3	124.143	117.548	5,6
Other operating revenues	26.583	28.249	22.039	20,6	54.832	44.100	24,3
Operating costs and expenses	(1.513.527)	(1.373.053)	(1.353.197)	11,8	(2.886.580)	(2.652.269)	8,8
Electricity purchased for resale	(507.525)	(544.821)	(479.299)	5,9	(1.052.346)	(945.378)	11,3
Use of main transmission grid	(148.222)	(154.184)	(141.286)	4,9	(302.406)	(283.397)	6,7
Personnel and management	(236.600)	(185.269)	(198.185)	19,4	(421.869)	(373.768)	12,9
Pension and healthcare plans	(32.251)	(31.452)	(25.637)	25,8	(63.703)	(51.703)	23,2
Material and supplies	(18.643)	(20.864)	(22.399)	(16,8)	(39.507)	(39.789)	(0,7)
Raw material and supplies for electricity generation	(6.735)	(6.633)	(5.323)	26,5	(13.368)	(10.882)	22,8
Natural gas and supplies for the gas business	(43.583)	(34.499)	(35.155)	24,0	(78.082)	(69.306)	12,7
Third-party services	(95.143)	(83.836)	(80.845)	17,7	(178.979)	(155.098)	15,4
Depreciation and amortization	(135.887)	(133.998)	(135.091)	0,6	(269.885)	(274.849)	(1,8)
Provisions and reversals	(48.534)	2.234	(42.246)	14,9	(46.300)	(64.936)	(28,7)
Construction cost	(155.488)	(120.082)	(129.585)	20,0	(275.570)	(272.892)	1,0
Other operating costs and expenses	(84.916)	(59.649)	(58.146)	46,0	(144.565)	(110.271)	31,1
EQUITY IN RESULTS OF INVESTEES	20.282	14.600	13.355	51,9	34.882	54.869	(36,4)
INCOME BEFORE INTEREST INCOME (EXPENSES) AND TAXES	349.063	467.777	283.799	23,0	816.840	667.467	22,4
INTEREST INCOME (EXPENSES)	36.779	110.360	96.815	(62,0)	147.139	182.682	(19,5)
Interest income	124.450	184.029	152.083	(18,2)	308.479	299.589	3,0
Interest expenses	(87.671)	(73.669)	(55.268)	58,6	(161.340)	(116.907)	38,0
OPERATING INCOME (EXPENSES)	385.842	578.137	380.614	1,4	963.979	850.149	13,4
INCOME TAX AND SOCIAL CONTRIBUTION	(128.359)	(193.308)	(129.263)	(0,7)	(321.667)	(279.439)	15,1
Income tax and social contribution	(164.195)	(274.966)	(148.025)	10,9	(439.161)	(297.447)	47,6
Deferred income tax and social contribution	35.836	81.658	18.762	91,0	117.494	18.008	552,5
NET INCOME (LOSS)	257.483	384.829	251.351	2,4	642.312	570.710	12,5
Attributed to the Company's controlling shareholders	255.178	379.481	243.608	4,7	634.659	558.623	13,6
Attributed to minority shareholders	2.305	5.348	7.743	(70,2)	7.653	12.087	(36,7)
EBITDA	464.668	587.175	405.535	14,6	1.051.843	887.447	18,5

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1H11 Earnings Results

5.4 Cash Flow

		R$'000
Consolidated Cash Flow	1H11	1H10
Cash flow from operating activities
Net income for the period	642.312	570.710
Adjustments to reconcile net income to cash provided by operating activities	616.392	463.854
Depreciation	164.884	173.330
Amortization of intangible assets - concession	103.911	99.474
Amortization of intangible assets - other	725	1.681
Unrealized monetary and exchange variations, net	24.071	(71.358)
Remuneration of accounts receivable related to the concession	(148.847)	(152.784)
Equity in the results of investees	(34.882)	(54.869)
Income Tax and Social Contribution	439.161	297.447
Deferred Income Tax and Social Contribution	(117.494)	(18.008)
Provision for loss with receivable accounts related to concession	2.334	10.438
Provision for doubtful accounts	15.459	10.942
Provision for tax credit losses	15.773	-
Reserve for contingencies	15.250	53.994
Provisions for post-employment benefits	67.347	55.265
Provision for research and development and energy efficiency	33.079	29.833
Loss on disposal of accounts receivables related to concession	12.569	5.638
Loss on disposal of investments	-	6
Results on disposal of property, plant, and equipment	17.293	1.258
Results on disposal of intangible	5.759	21.567
Loss on disposal of intangible related to concession	-	-
Reduction (increase) of assets	(100.315)	(66.295)
Increase (reduction) of liabilities	(710.953)	(645.736)
Net cash generated by operating activities	447.436	322.533
Cash flow from investing activities
Financial investments	69.803	(44.236)
Additions in investments	(111)	(148)
Additions to property, plant, and equipment:	(363.894)	(143.872)
Additions to intangible assets related to concessions	(321.894)	(348.472)
Additions to other intangible	(2.120)	(20.743)
Customer contributions	28.253	44.181
Net cash generated (used) by investing activities	(589.963)	(513.290)
Cash flow from financing activities
Payment of capital in affiliates by noncontrolling shareholders	(19.689)	54.000
Loans and financing obtained	197.262	80.059
Amortization of principal amounts of loans and financing	(22.631)	(19.840)
Amortization of principal amounts of debentures	-	(177.908)
Dividends and interest on capital paid	(130.513)	(83.994)
Net cash used by financing activities	24.429	(147.683)
Increase (decrease) in cash and cash equivalents	(118.098)	(338.440)
Cash and cash equivalents at the beginning of the period	1.794.416	1.518.523
Cash and cash equivalents at the end of the period	1.676.318	1.180.083
Variation in cash and cash equivalents	(118.098)	(338.440)

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1H11 Earnings Results

6. Financial Statements – Wholly-Owned Subsidiaries

6.1 Assets

			R$'000
Assets	GET	DIS	TEL
CURRENT	1.623.007	2.247.831	55.680
Cash and cash equivalents	1.166.790	665.928	1.956
Financial investment	111.593	53.086	-
Customers	194.198	1.183.826	32.457
Dividends receivable	5.106	-	-
CRC transferred to the State of Paraná	-	61.649	-
Accounts receivable tied to the concession	66.563	-	-
Other	52.460	126.099	1.832
Inventories	22.729	92.737	16.606
Income Tax and Social Contribution	2.133	21.976	13
Other current taxes recoverable	713	32.581	2.744
Prepaid expenses	722	9.949	72
NONCURRENT	7.069.368	5.076.774	274.273
Long-Term Assets	1.019.966	3.794.301	17.366
Financial investment	-	25.679	-
Customers	-	43.816	-
CRC transferred to the State of Paraná	-	1.288.387	-
Judicial deposits	18.511	156.740	647
Recoverable assets - concession	884.166	1.862.696	-
Other assets	1.878	3.228	-
Other current taxes recoverable	1.080	63.839	9.029
Income tax and social contribution paid in advance	114.331	349.916	7.690
Investments	389.427	4.232	-
Property, Plant and Equipment	5.622.140	-	242.910
Intangible Assets	37.835	1.278.241	13.997
TOTAL	8.692.375	7.324.605	329.953

GET: COPEL Geração e Transmissão, DIS: COPEL Distribuição, TEL: COPEL Telecomunicações

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1H11 Earnings Results

6.2 Liabilities

			R$'000
Liabilities	GET	DIS	TEL
CURRENT	1.228.375	1.520.460	38.302
Accrued payroll costs	49.943	130.139	12.422
Suppliers	190.614	438.418	11.328
Income Tax and Social Contribution	110.291	77.911	84
Other taxes	16.606	222.506	2.754
Loans, financing and debentures	47.123	17.629	-
Dividends payable	767.318	355.968	10.474
Post-employment benefits	6.582	16.827	1.132
Regulatory charges	4.623	75.851	-
Research and development and energy efficiency	12.242	130.232	-
Receivables tied to the concession - use of public property	391	-	-
Other accounts payable	22.642	54.979	108
NON-CURRENT	1.789.321	2.198.050	32.505
Associated companies and subsidiaries	-	747.241	15.500
Suppliers	140.655	-	-
Deferred income tax and social contribution	819.001	51.122	-
Loans, and financing	447.960	684.207	-
Post-employment benefits	109.891	276.017	16.618
Research and development and energy efficiency	31.564	87.864	-
Receivables tied to the concession - use of public property	24.010	-	-
Reserve for litigation	216.240	351.599	387
SHAREHOLDERS' EQUITY	5.674.679	3.606.095	259.146
Attributed to controlling shareholders
Capital stock	3.505.994	2.624.841	194.755
Valuation adjustements	1.499.168	11.495	-
Legal Reserve	182.162	108.500	3.521
Retained earnings reserve	145.364	570.007	43.086
Accrued earnings (losses)	341.991	291.252	17.784
TOTAL	8.692.375	7.324.605	329.953

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1H11 Earnings Results

6.3 Income Statement

			R$'000
Income Statement	GET	DIS	TEL
Operating revenues	953.061	2.597.513	76.451
Electricity sales to final customers	49.309	1.108.259	-
Electricity sales to distributors	686.749	33.606	-
Use of main transmission grid	146.551	1.216.467	-
Construction revenue	54.490	212.762	-
Telecommunications services	-	-	76.451
Other operating revenues	15.962	26.419	-
Operating costs and expenses	(553.052)	(2.297.671)	(50.448)
Electricity purchase for resale	(35.876)	(1.151.566)	-
Use of main transmission grid	(91.486)	(241.019)	-
Personel and management	(103.797)	(280.045)	(24.819)
Pension and healthcare plans	(15.743)	(44.115)	(3.017)
Material	(6.843)	(30.903)	(827)
Raw material and supplies for electricity generation	(12.400)	-	-
Third-party services	(37.553)	(144.164)	(8.132)
Depreciation and amortization	(128.863)	(93.946)	(11.455)
Provisions and reversals	(1.382)	(52.482)	393
Construction cost	(53.605)	(212.762)	-
Other operating expenses	(65.504)	(46.669)	(2.591)
Equity in results of investees	(758)	-	-
Earnings before financial result and taxes	399.251	299.842	26.003
Interest Income (expenses)	55.297	145.055	875
Earnings before income taxes	454.548	444.897	26.878
Income tax and social contribution	(168.905)	(246.034)	(10.356)
Deferred income tax and social contribution	14.821	92.389	1.262
Net Income (Loss)	300.464	291.252	17.784
EBITDA	528.872	393.788	37.458

GET: COPEL Geração e Transmissão, DIS: COPEL Distribuição, TEL: COPEL Telecomunicações

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1H11 Earnings Results

7. Power Market

7.1 Captive Market

     From January through June 2011, COPEL Distribuição’s captive market grew 4.0%, accounting for the consumption of 11,086 GWh.

     The residential class consumed 3,103 GWh, up 4.7%, due mainly to the 4.0% growth in the number of consumers. At the end of June 2011, this class accounted for 28.0% of COPEL’s captive market, totaling 3,008,656 residential consumers.

     The industrial segment consumed 3,558 GWh in the first six months of the year, growing by 1.7%. This result reflected the higher industrial production in the State of Paraná, especially in the automotive and food industries, as well as electric machinery, equipment and material, and the growth of 8.6% in industrial customers. At the end of June, this segment represented 32.1% of COPEL’s captive market, with the company supplying power to 73,573 captive industrial customers.

     The commercial segment consumed 2,408 GWh, a growth of 6.8%, impacted by the strong job market and the expansion in credit in previous quarters. At the end of the period, this segment represented 21.7% of COPEL’s captive market, with the company supplying power to 320,773 captive commercial customers.

     The rural segment consumed 965 GWh, growing by 4.7%, due to the higher output of the main agricultural products in the State. This segment represented 8.7% of COPEL’s captive market at the end of the period, with the company supplying power to 359,548 rural customers at the end of 1H11.

     Other segments (public agencies, public lighting, public services and own consumption) consumed 1,052 GWh, up 2.8% in the period. These segments represented 9.5% of COPEL’s captive market consumption. At the end of period, COPEL supplied power to 50,389 customers in these segments.

The following table shows the captive market for each consumption segment:

						GWh
Segment	2Q11	2Q10	Var. %	1H11	1H10	Var. %
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Residential	1.550	1.465	5,8	3.103	2.964	4,7
Industrial	1.793	1.787	0,3	3.558	3.497	1,7
Commercial	1.174	1.083	8,4	2.408	2.255	6,8
Rural	460	432	6,5	965	921	4,7
Other	532	515	3,3	1.052	1.023	2,8
Captive Segment Total	5.509	5.282	4,3	11.086	10.660	4,0

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1H11 Earnings Results

7.2 COPEL Distribuição’s Grid Market – TUSD

     COPEL Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 3.7%, as the following table:

						GWh
	2Q11	2Q10	Var.%	1H11	1H10	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Captive Market	5.509	5.282	4,3	11.086	10.660	4,0
Concession/permission holders	152	142	7,0	298	279	6,8
Free Customers (*)	782	800	(2,3)	1.586	1.562	1,5

Grid Market	6.443	6.224	3,5	12.970	12.501	3,8

* Total free customers supplied by COPEL GET and other suppliers within COPEL DIS’ concession area.

7.3 Energy Flow

     COPEL Consolidated

			GWh
	1H11	1H10	Var.%
Own Generation	12.693	12.923	(1,8)
Purchased energy	13.690	12.800	7,0
Itaipu	2.615	2.627	(0,5)
Auction – CCEAR	9.132	8.235	10,9
Itiquira	451	451	0,0
Dona Francisca	309	320	(3,4)
CCEE (MCP)	337	317	6,3
Other	846	850	(0,5)
Total Available Power	26.383	25.723	2,6
Captive Market	11.086	10.661	4,0
Concessionaires	298	279	6,8
Free Customers	449	486	(7,6)
Bilateral Agreements	529	791	(33,1)
Auction – CCEAR	7.629	7.193	6,1
CCEE (MCP)	223	5	-
MRE	4.235	4.481	(5,5)
Losses and differences	1.934	1.827	5,9
Basic network losses	639	621	2,9
Distribution losses	1.167	1.078	8,3
CG contract allocation	128	128	-

Amounts subject to changes after settlement by CCEE
CCEAR: Energy Purchase Agreements in the Regulated Market
MRE: Energy Reallocation Mechanism
CCEE (MCP): Electric Power Trade Chamber (Short-term market)
CG: Center of gravity of the Submarket (difference between billed an energy received from CG)

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1H11 Earnings Results

     COPEL Geração e Transmissão

			GWh
	1H11	1H10	Var. %
Own Generation	12.693	12.922	(1,8)
CCEE (MCP)	199	49	306,1
Dona Francisca	309	320	(3,4)
Total Available Power	13.201	13.291	(0,7)
Bilateral Agreements	529	790	(33,0)
CCEAR – COPEL Distribuição	657	609	7,9
CCEAR – Other	6.972	6.584	5,9
Free Customers	449	486	(7,6)
CCEE (MCP)	25	2	-
MRE	4.235	4.481	(5,5)
Losses and differences	334	339	(1,5)

     COPEL Distribuição

			GWh
	1H11	1H10	Var. %
Itaipu	2.615	2.627	(0,5)
CCEAR – COPEL Geração e Transmissão	657	609	7,9
CCEAR – Other	8.337	7.625	9,3
Adjustment auction	138	-	-
CCEE (MCP)	138	268	(48,5)
Itiquira	451	451	-
Other	846	850	(0,5)
Available Power	13.182	12.430	6,0
Captive market	11.086	10.661	4,0
Wholesale	298	279	6,8
CCEE (MCP)	198	3	-
Losses and differences	1.600	1.487	7,6
Basic network losses	305	281	8,5
Distribution losses	1.167	1.078	8,3
CG contract allocation	128	128	-

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1H11 Earnings Results

8. Supplementary Information

8.1 Tariffs

     Average Energy Purchased Tariffs

					R$/MWh
Tariff	Jun/11	Mar/11	Jun/10	Var. %	Var. %
	(1)	(2)	(3)	(1 / 2)	(1 / 3)
Itaipu*	85,95	86,90	96,89	(1,1)	(11,3)
Auction – CCEAR 2005 – 2012	75,84	74,50	71,74	1,8	5,7
Auction – CCEAR 2006 – 2013	88,84	87,24	84,20	1,8	5,5
Auction – CCEAR 2007 – 2014	101,62	97,66	95,96	4,1	5,9
Auction – CCEAR 2007 – 2014 (A-1)	126,37	124,59	119,87	1,4	5,4
Auction – CCEAR 2008 – 2015	106,94	104,88	101,29	2,0	5,6
Auction – CCEAR 2008 – H30	133,00	131,37	126,20	1,2	5,4
Auction – CCEAR 2008 – T15**	164,75	162,27	156,10	1,5	5,5
Auction – CCEAR 2009 – 2016	118,67	117,32	113,10	1,2	4,9
Auction – CCEAR 2009 – H30	142,19	140,22	134,89	1,4	5,4
Auction – CCEAR 2009 – T15**	161,02	158,59	152,56	1,5	5,5
Auction – CCEAR 2010 – H30	142,72	140,57	124,11	1,5	15,0
Auction – CCEAR 2010 – T15**	151,74	151,03	149,45	0,5	1,5
Auction – CCEAR 2011 – H30	147,12	145,89	-	0,8	-
Auction – CCEAR 2011 – T15**	167,31	152,57	-	9,7	-

* Furnas transport charge not included
**Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).

Average Energy Retail Tariffs

					R$/MWh
Tariff	Jun/11	Mar/11	Jun/10	Var. %	Var. %
	(1)	(2)	(3)	(1 / 2)	(1 / 3)
Residential	290,58	293,67	270,17	(1,1)	7,6
Industrial*	219,64	206,67	189,86	6,3	15,7
Commercial	264,06	256,69	233,90	2,9	12,9
Rural	172,97	173,65	156,67	(0,4)	10,4
Other	203,66	201,51	179,92	1,1	13,2

Retail distribution average rate	242,99	237,73	217,53	2,2	11,7

Without ICMS
* Free customers not included

Average Energy Supply Tariffs

					R$/MWh

Tariff	Jun/11	Mar/11	Jun/10	Var. %	Var. %
	(1)	(2)	(3)	(1 / 2)	(1/ 3)
Auction CCEAR 2005 - 2012	76,06	74,48	72,18	2,1	5,4
Auction CCEAR 2006 - 2013	89,99	87,52	85,25	2,8	5,6
Auction CCEAR 2007 - 2014	99,72	97,77	94,75	2,0	5,2
Auction CCEAR 2008 - 2015	106,31	103,81	100,86	2,4	5,4
Auction CCEAR 2009 - 2016	120,67	118,50	114,79	1,8	5,1
Concession holders in the State of Paraná	135,27	133,95	141,85	1,0	(4,6)

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1H11 Earnings Results

8.2 Main Operational and Financial Indicators

June 30, 2011
Generation
COPEL GET power plants	18 (17 hydro and 1 thermal)
Power plants in which COPEL holds an interest	07 (5 hydro,1 thermal and 1 wind power)
Total installed capacity of COPEL GET	4,550 MW
Installed capacity of COPEL’s Corporate Partnerships (1)	608 MW
Automated and remote-controlled power plants of COPEL GET	12
Automated and remote-controlled power plants of COPEL’s corporate partnerships	03

Transmission
Transmission lines	1,913 km
Number of substations	31 (100% automated)
Installed capacity of substations	10,602 MVA

Distribution (up to138 kV)
Distribution networks and lines	182,999 km
Number of substations	351 (100% automated)
Installed capacity of substations	9,647 MVA
Number of municipalities served	393
Number of localities served	1,115
Number of captive customers	3,812,939
DEC (outage duration per customer, in hours and hundredths of an hour)	5.40
FEC (outage frequency per customer)	4.17 times

Telecommunication
Optical cable – main ring	6,736 km
Self-sustained optical cable	12,313 km
Number of cities served	264
Number of customers	1,100

Administration
Number of employees (wholly owned subsidiaries)	9,076
COPEL Geração e Transmissão	1,791
COPEL Distribuição	6,759
COPEL Telecomunicações	526
Customer per distribution employee	564

Financial
Book value per share	R$ 43.43 per share
EBITDA	R$ 1,051.8 million
Liquidity (current ratio)	1.72
_________________
Note:
(1) Proportional to the capital stake.

www.copel.com/ri	ri@copel.com

1H11 Earnings Results

8.3 Conference Call for 2Q11 Results

     COPEL will hold its conference call for the 2Q11 results on Friday, August 12, 2011, at 10:00 a.m. (US EST).

Telephone:	(+1 786) 924-6977
Code:	COPEL

Live webcast of the conference call will be available on www.copel.com/ri
Please connect 15 minutes before the call.

Investor Relations – COPEL
ri@copel.com

Telephone:	Fax:
+55 (41) 3222-2027	+55 (41) 3331-2849

The information contained in this press release may contain forward-looking statements that reflect the management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

www.copel.com/ri	ri@copel.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 11, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.